HEVO Inc.
(a Delaware Corporation)

Audited Consolidated Financial Statements
As of the year ended December 31, 2022

Audited by:

Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

HEVO Inc.

Table of Contents

Alice CPA

Independent Auditor's Report

June 30, 2024
To: Board of Directors of HEVO Inc.
Re: 2022 Financial Statement Audit – HEVO Inc.

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of HEVO Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of HEVO Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated financial statements section of our report. We are required to be independent of HEVO Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about HEVO Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of HEVO Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates

made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about HEVO Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice.CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
June 30, 2024

HEVO Inc. and Subsidiary Companies
CONSOLIDATED BALANCE SHEET
December 31, 2022
(Audited)

ASSETS		2022
Current Assets		
Cash and cash equivalents	$	13,673
Accounts Receivable		67,017
Prepaids		85,943
Inventory		181,359
Total Current Assets		347,992
Property and Equipment		
Property, plant and equipment		343,500
Accumulated Depreciation		(131,439)
Net Property and Equipment		212,061
Intangible Assets		
Intangible Assets		976,257
Accumulated Amortization		(118,555)
Net Property and Equipment		857,702
Other Assets		
Right of Use Asset		481,361
Deposits - Other		19,986
Deposits on Patents		51,179
Total Other Assets		552,527
Total Assets	$	1,970,282

(continued on next page)

HEVO Inc. and Subsidiary Companies
CONSOLIDATED BALANCE SHEET
December 31, 2022

(Audited)

LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts payable	$ 554,834
Accrued expenses	758,271
Convertible notes	500,000
Accrued interest - Convertible notes	29,458
Deferred revenue	116,720
Shareholder loans	89,050
Current portion of lease liability	183,132
Current portion of notes payable	12,627
Total Current Liabilities	2,244,092
Long-Term Liabilities	
Lease liability, net of current portion	299,517
Total Long-Term Liabilities	299,517
Total Liabilities	2,543,609
Stockholders' Equity	
Common Stock Voting, $0.0001 par value; 20,000,000 authorized; 6,253,966 issued and outstanding	625
Preferred Stock, $0.0001 par value; 10,000,000 authorized; 6,189,369 issued and outstanding	619
Common Stock Non-Voting, $0.0001 par value; 10,000,000 authorized; 1,010,417 issued and outstanding	102
Additional Paid in Capital	10,342,200
Safe Notes	4,277,339
Retained Earnings	(15,194,213)
Total Stockholders' Equity	(573,327)
Total Liabilities and Stockholders' Equity	$ 1,970,282

The accompanying footnotes are an integral part of these financial statements.

HEVO Inc. and Subsidiary Companies
CONSOLIDATED INCOME STATEMENTS
For the Year Ended December 31, 2022
(Audited)

	2022
Revenues	$ 143,401
Cost of Goods Sold	(170,098)
Gross Profit (Loss)	(26,697)
Operating Expenses	
Advertising and marketing	142,876
Contract labor	36,105
Equipment rental and small tools	65,640
Facilities	324,395
General and administrative	517,455
Legal and professional fees	922,798
Repairs and maintenance	-
Research and development	29,098
Salaries and wages	1,771,235
Stock based compensation	222,188
Royalty	75,000
Depreciation and amortization	117,631
Total Operating Expenses	4,224,421
Other Income/ (Expense)	
Grant income	75,000
Exchange gain or (loss)	(58)
Gain on extinguishment of debt	120,355
Gain or loss on disposition of asset	(9,500)
Interest expense	(30,299)
Other Income	5,821
Total Other Income/ (Expense)	161,319
Net Income (Loss)	$ (4,089,799)

The accompanying footnotes are an integral part of these financial statements.

HEVO Inc. and Subsidiary Companies
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2022
(Audited)

	Common Stock - Voting		Common Stock - Non		Preferred Stock		Additional Paid in Capital	SAFE Notes	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($0.0001 par)	Shares	Value ($0.0001 par)	Shares	Value ($0.0001par)				
Balance as of December 31, 2021	6,253,966	$ 625	1,010,417	$ 102	6,189,370	$ 619	$ 10,120,012	$ 821,896	$ (11,104,413)	$ (161,159)
Stock-based compensation	-	-	-	-	-	-	222,188	-	-	222,188
Issuance of SAFE Notes	-	-	-	-	-	-	-	3,455,443	-	3,455,443
Net loss	-	-	-	-	-	-	-	-	(4,089,799)	(4,089,799)
Balance as of December 31, 2022	6,253,966	$ 625	1,010,417	$ 102	6,189,370	$ 619	$ 10,342,200	$4,277,339	$ (15,194,213)	$ (573,327)

The accompanying footnotes are an integral part of these financial statements.

HEVO Inc. and Subsidiary Companies
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2022
(Audited)

	2022
Cash Flows from Operating Activities	$ (4,089,799)
Net Income (Loss)	
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation and amortization	117,631
Stock-based compensation	222,188
Accrued interest on convertible note	29,458
Gain on forgiveness of SBA PPP Loan	(120,355)
Loss of disposition of Assets	23,806
ROU assets and lease liabilities	1,288
Changes in operating assets and liabilities:	
Accounts receivable	(36,316)
Prepaids	90,621
Inventory	(84,309)
Deposits	(3,562)
Accounts payable	478,573
Accrued expenses	56,553
Deferred Revenue	76,920
Net cash provided by (used in) operating activities	(3,237,304)
Cash Flows from Investing Activities	
Machinery and Equipment	(56,208)
Intangible assets	(402,349)
Net cash used in investing activities	(458,557)
Cash Flows from Financing Activities	
Issuance of Safe Notes	3,455,443
PPP Loan and accrued interest	1,425
Proceeds from shareholder loans	89,050
Repayment of Loans	(30,708)
Net cash used in financing activities	3,515,211
Net change in cash and cash equivalents	(180,650)
Cash and cash equivalents at beginning of period	194,323
Cash and cash equivalents at end of period	$ 13,673
Supplemental information	
Interest paid	$ 2,112
Income taxes paid	

The accompanying footnotes are an integral part of these financial statements.

HEVO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

HEVO, Inc. (the "Company") was organized under the laws of the State of Delaware on November 1, 2011. The Company was founded to provide safe, seamless, and universal wireless charging equipment and software that can improve the efficiency of charging electric vehicles (EV). The Company's product, the Rezonant E8 is an 8kW Level 2 charger is the "only wireless and plug-in capable electric vehicle charger in the world". The Rezonant E8 is the "first wireless charger that has met SAE-J2954 specifications and has also completed UL-2750 safety testing". The Company's headquarters are in Brooklyn, New York.

Since November 1, 2011, the Company has relied upon its shareholders and grants for funding cash flow to pay for operating expenses (see discussions below). For the period from inception to December 31, 2022, the Company has generated losses aggregating more than $15 million. These matters do raise concern about the Company's ability to continue as a going concern (see Note 13).

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries HEVO Europe BV and HEVO Power Limited (together the "Company"). All intercompany transactions and balances have been eliminated in consolidation. The results of operations for the years ended December 31, 2022 include the results of operations of HEVO Europe BV and HEVO Power Europe Ltd as of their respective dates of incorporation.

Subsidiaries

The Company's wholly owned subsidiary, HEVO Europe BV, was registered in the Amsterdam on May 13, 2015.

The Company's wholly owned subsidiary, HEVO Power Limited, was registered in England and Wales on September 7, 2017.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Trade accounts receivable are recorded at the estimated collectable amounts that are due. Trade credit is generally extended on a short-term basis and therefore, trade accounts receivable do not bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company, by policy, will routinely assesses the financial strength of its customer. Therefore, management of the Company believes that its accounts receivable credit risk exposure will be limited and does not expect significant write-downs in its accounts receivable balances. As of December 31, 2022 the Company had accounts receivable of $67,017.

Inventories

Inventories consist of raw materials comprising mechanical parts, printed circuit boards, electrical components and polycarbonates and are recorded at the lower of cost (first -in, first out) or market. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of slow-moving inventory. Total write offs for the year ended December 31, 2022 were $9,875.

Also included in inventory are the value of demonstration equipment that is currently being used for off-site demonstrations. Management intends to use the demonstration equipment for a period no longer than one year and subsequently sell the equipment.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Intangible Assets - Patents

Patents are amortized on a straight-line basis over their useful life. Patents are amortized on a straight-line basis over the remaining life of the patent (twenty years or less), commencing when the patent is approved and placed in service. Trademarks and domain names have an indefinite useful life and are therefore not subject to amortization.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the year ended December 31, 2022.

Intangible Assets – Domain/Website Development costs

Domain name costs are accounted for in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC 350-50) guidance pertaining to Intangibles-Goodwill and Other, Website Development Costs. Certain modules and components of the Company's overall website development are ready for their intended use and the Company's resulting websites are currently operational. Accordingly, the annual domain name renewal fees are currently being amortized over one year and the purchase of any new domain names are the only amounts being capitalized. Since the ownership of each domain name can be renewed for a nominal renewal fee each year prior to their expiration date, the useful lives of the domain names are deemed to be indefinite and no amortization of the capitalized costs for the domain names will be recorded. As of December 31, 2022 the Company had capitalized costs related to internally developed software totaling $25,000.

Internally developed software to be sold, leased, or marketed

In accordance with ASC 985-20, all costs incurred to establish technological feasibility of software to be sold, leased or otherwise marketed are expensed when incurred.

Technical feasibility is established when the entity has completed all planning, designing, coding and testing necessary to determine that the product will meet its design specifications, including functions, features, and technical performance specifications. Once technical feasibility has been established, subsequent costs should be capitalized until the software begins to be marketed. As of December 31, 2022 the Company had capitalized costs related to internally developed software totaling $643,689.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2022.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2022 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue primarily from the following types of contracts:

- Product sales – Revenue is recognized at the point where the customer obtains control of the goods and the Company satisfies its performance obligation, which generally is at the time it ships the product to the customer.
- Services: Consists of revenues from provision of engineering, installation and training services. Revenue from these services is recognized as the services are rendered.
- Shipping income.

Shipping and handling activities performed by the Company before the transfer of control of a good are fulfillment activities rather than promised services and are included in cost of goods.

For shipping and handling activities performed after the customer obtains controls of the good, as permitted under ASC 606-10-25-18B the company has elected to account for shipping and handling as a promised service to the customer. As a result, any amounts received from customers for such activities are recognized as revenue and the costs of providing the service are recorded in cost of goods sold.

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. A receivable is recorded when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of goods or services, the Company records deferred revenue until the performance obligations are satisfied. As of December 31, 2022 the Company had $116,720 in deferred revenue.

In 2022, there was revenue totaling $24,000 recognized from deferred revenue performance obligations generated in previous periods.

Grant Income

Income from government grants is included in "Other income and expenses" on the Consolidated Statement of Operations, when it is probable that (a) the entity will comply with the conditions attached to the grant and (b) the grant will be received. The grant is recognized as income over the period necessary to match it with the related costs for which the grant is intended to compensate, on a systemic basis.

Research and Development

The Company currently expenses all research and development costs related to hardware as is consistent with industry peers. The company continues to evaluate its research and development activities against the

guidance in ASC 730-10, Research and Development and may consider capitalization of development expenditure in the future should conditions for capitalization be met.

Advertising

The Company expenses advertising costs as they are incurred.

Stock and Equity Based Compensation

Consistent with US GAAP, the Company records stock-based compensation as a non-cash expense.

The Company measures and recognizes compensation expense for all stock-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used to determine the fair value of the awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

The Company amortizes the fair value of each stock award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. Adoption of the new guidance resulted in ROU Assets and lease liabilities of $481,361 and $482,649, respectively.

As part of the adoption process the Company made the following elections:

- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate of the lease term length at the commencement date in determining the present value of lease payments. Refer to Note 10 to our financial statements for further disclosures regarding the impact of adopting this standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

HEVO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

NOTE 3 – INVENTORIES

Inventories consist of the following as of December 31, 2022:

		2022
Raw materials		148,187
Demonstration equipment		27,038
Finished goods		6,134
Total Inventory	$	181,359

NOTE 4 – INTANGIBLE ASSETS

Intangible assets, net consisted of the following as of December 31, 2022:

		2022
Patent Intangibles		289,567
Internally developed software		643,689
Domain name		25,000
Licenses of intellectual property		18,000
Accumulated Amortization		(118,555)
Total	$	827,702

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment, net consisted of the following as of December 31, 2022:

		2022
Furniture and fixtures		78,819
Machinery and equipment		165,116
Technology		11,490
Vehicles		88,075
Accumulated Depreciation		(131,439)
Total	$	212,061

Depreciation expense for the years ended December 31, 2022 was $43,519. Depreciation of property and equipment is charged to the statement of operations using the straight-line method over the estimated useful lives of the respective assets of 3 to 7 years. Leasehold improvements are depreciated over the shorter of the useful life or the lease term.

Loss on disposal of property and equipment for the year ended December 31, 2022 was $9,500.

NOTE 6 – CONVERTIBLE NOTES

On October 6, 2021, the Company executed a Convertible Note Purchase Agreement with New York State Energy Research and Development Authority (the "NYSERDA Note") in the principal amount of $500,000. The NYSERDA Note shall have a term of two years unless extended and bears interest at the annual rate of interest of four percent (4%) per annum and may be converted, at the option of NYSERDA and upon the occurrence of certain events including a qualified financing of $1 million or more, into equity securities of the Company. NYSERDA also has the option to convert the note principal and any accrued and unpaid interest into a term loan prior to a qualified financing.

The convertible notes included the following conversion terms:

- Upon closing of an equity financing of at least $1million dollars ("Qualified Financing") the outstanding balance of the notes shall be automatically converted into shares of the stock of the Company at a per share price equal to the conversion price stipulated in the note.
- In the event that on or before the maturity date (a) the Company has not consummated a Qualified Financing or (b) an Extraordinary Event has not occurred, on the maturity date the holder, at its option may elect to convert the outstanding balance into shares of common stock at a price per share equal to the then fair market value of the Common Stock.
- In the event that prior to a Qualified Financing, there is an Extraordinary Event, the outstanding balance shall be automatically converted into Common Stock at a price per share equal to the fair market value of the Common Stock at the time of such conversion.

As of December 31, 2022 the convertible note has accrued interest of $25,458 and is still outstanding.

NOTE 7 – LOANS PAYABLE

Shareholders Loan

Certain shareholders extended loans to the Company during the year ended December 31, 2022. As of December 31, 2022 the total loans outstanding totaled $89,050.

PPP Loans

In April 2020, the Company obtained funding through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") for $114,710. In February 2021 the Company obtained an additional PPP loan of $118,930. The PPP loan provisions have been further amended by the Consolidated Appropriations Act, 2021 ("CAA"). PPP loans will be fully forgiven if the funds are used in accordance with the allowable expense and necessity provisions of the PPP and CAA loan forgiveness. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower's loan forgiveness amount to the lender, or, if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower's loan forgiveness covered period.

The full amount of the loan and related accrued interest was recognized as a gain on extinguishment of debt in the statement of operations for the year ending December 31, 2022.

License Financing

In May 2022 the Company financed the purchase of an Oscilloscope and Magnetic Field Analyzer Equipment. The amount financed was $43,335 and is payable in 12 monthly installments of $3,854. As of December 31, 2022 the balance of financed equipment is $12,627.

NOTE 8 – INCOME TAXES

The Company has been granted an extension for its income tax return for the period ended December 31, 2022. Once filed the return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 9 – EQUITY

Preferred Stock

In April 2020, the Company created a new class of Preferred Stock designated as Series A-1 Preferred Stock (the "Preferred Stock"). The rights attached to the Preferred Stock are set out in the Company's Certificate of Incorporation. The Preferred Stock is convertible, at the option of the holder, into fully paid shares of common stock at an initial conversion price of 1.45 Common Stock per preferred share. As of December 31, 2022 the Company has authorized and issued Preferred stock shares of 10,000,000 and 6,189,369.

HEVO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

Holders of the Preferred Stock are entitled to dividends on an as-if-converted basis in the same form as any dividends actually paid on shares of Common Stock.

In the event of a liquidation event, the holders of Preferred Stock are entitled to be paid out of the Company assets available for distribution before Common Stockholders at the greater of i) 1.5 times the original issue price for the Preferred Stock and ii) the amount per share that would have been payable had the Preferred Stock been converted to Common Stock immediately prior to such liquidation event.

The Company applies the accounting standards for distinguishing liabilities from equity when determining the classification and measurement of its preferred stock. Preferred shares subject to mandatory redemption are classified as liability instruments and are measured at fair value. Conditionally redeemable preferred shares (including preferred shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) are classified as temporary equity. At all other times, preferred shares are classified as stockholders' equity.

Common Stock

As of December 31, 2022 the Company was authorized to issue 30 million shares of common stock with a par value of $0.0001 per share. Of the shares of common stock authorized at those dates, 20 million were designated as Voting Common Stock and 10 million as Non-Voting Common Stock. As of December 31, 2022, there were 6,253,966 shares of voting common stock issued and outstanding, respectively. There were 1,010,417 shares of Non-Voting Common Stock issued and outstanding as of December 31, 2022.

The holders of Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of Voting Common Stock are not entitled to cumulative voting rights. The holders of the Non-Voting Stock are not entitled to vote with respect to any actions of the Company.

The Company shall not declare, pay or set aside dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to the dividend per share of Preferred Stock as would equal the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock.

In the event of the Company's liquidation, dissolution, deemed liquidation event or winding up, after the payment of all preferential amounts required to be paid to the holders of Preferred Stock, the remaining assets of the Company are available for distribution to the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Additional Paid-In Capital – SAFEs

On August 17, 2021, the Company entered into an agreement with OpenDeal Broker LLC d/b/a the Capital R under which the Company engaged Capital R to host offerings of certain securities in compliance with the Securities Act of 1933 (the "Securities Act"); specifically under the Rule 506(c) exemption from registration under the Securities Act.

On September 28, 2021, the Company launched an offering pursuant to Regulation D, 506(c) of the Securities Act of up to $5,000,000 of SAFEs. The minimum raise was set at $500,000 and the maximum up to $5,000,000 (the "Reg D SAFE"). Under the terms of the raise, funds were made available to the Company on a rolling close basis once the Company raised a minimum of $500,000 ("Minimum Offering"). The offering closed on February 19, 2022. As of December 31, 2022, the company had received $2,140,853 from rolling closes and direct investments under the Reg D SAFE. The SAFEs are automatically convertible into common stock shares on the completion of an equity financing event of at least $5,000,000 ("Equity Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation that ranges from $40,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding

profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

In 2022, the Company launched an offering pursuant to Regulation CF, 506(c) of the Securities Act of up to $5,000,000 of SAFEs through the crowdfunding portals Republic and Wefunder. The minimum raise was set at $500,000 and the maximum up to $5,000,000 (the “Reg CF SAFE”). Under the terms of the raise, funds were made available to the Company on a rolling close basis once the Company raised a minimum of $500,000 (“Minimum Offering”). The Republic offering closed on June 30, 2022. As of December 31, 2022, the Company had received $1,851,080 from rolling closes and direct investments under the Reg CF SAFE through Republic. The Wefunder offering closed on April 30, 2023. As of December 31, 2022, the company had received $285,046 from rolling closes and direct investments under the Reg CF SAFE through Wefunder. The SAFEs are automatically convertible into common stock shares on the completion of an equity financing event of at least $5,000,000 (“Equity Financing”). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation that ranges from $50,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

NOTE 10 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION

In 2013, the Company adopted its 2013 Equity Incentive Plan (the “Plan”) which provides for the granting of stock options to employees, directors, consultants and other third parties assisting the Company. Stock options granted under the Plan may be either incentive stock options (“ISOs) or nonqualified stock options (“NSOs”).

As of December 31, 2022, a total of 5,000,000 shares of common stock were authorized for issuance under the plan, of which 2,330,008 shares of common stock remained available for issuance under the Plan at that date. Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the Plan.

Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise prices ranged from $0.38 to $0.85 per common share, having a weighted average exercise price of $0.71 per common share.

The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company’s board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company’s common stock requires the Company’s board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company’s stock. The fair value of the Company’s common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2022 were as follows:

HEVO INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
(AUDITED)

	2022
Expected volatility	70%
Risk-free interest rate	1.61%
Dividend rate	0%
Expected term (in years)	2.2 – 5.9

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2022 was $222,188. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $402,728 as of December 31, 2022.

NOTE 11 – LEASE

In February 2022 The Company has entered operating leases for an office space and fulfillment center in New York City, New York. The original lease had a term of 18 months. The lease was then extended in June 2023 which extended the lease term for 24 months. The financial statements for years before January 1, 2022 are not presented on the same accounting basis with respect to leases.

Future payment obligations with respect to the Company's operating leases, which were existing at December 31, 2022, by year and in the aggregate, are as follows:

Years Ending December 31,	Amount
2023	$ 189,483
2024	191,532
2025	113,400
Total Future payments	$ 494,415
Less interest	(11,766)
Present value of lease liabilities	$ 482,648

Months remaining as of December 31 2022:	31
Interest rate	1.3%

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2022.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Note 13 –LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company sustained a net loss of approximately $4.1 million for the year ended December 31, 2022 and has an accumulated deficit of approximately $15.2 million and negative working capital of approximately $1.3 million at December 31, 2022. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company is working towards a plan which should enable its ability to grow. During 2024 the Company has been successful in securing new major retailers as customers which will start ordering during 2024.

Management believes that the continuation of its current operating performance will provide the opportunity to obtain both short and long-term financing. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 14 – SUBSEQUENT EVENTS

Issuance of SAFEs

As of the date of Management's Evaluation, the company had received additional investments totaling $512,682 from rolling closes and direct investments under the Reg CF SAFE through Wefunder. The Company also received additional investments totaling $1,461,296 from direct investments under Reg D SAFE. Total amount of SAFE investments through December 31, 2023, totaled $1,973,978.

Commercial Agreements and Development Advancements

The Company has completed a proof-of-concept integration project with a major global automaker.

The Company has been awarded a development contract in December 2023 with a major global automaker.

The Company has executed a commercial license agreement with a well known U.S. national research laboratory in February 2024.

The Company has received multiple term sheets for its Series B financing and anticipates the first close by the end of October 2024.

The Company terminated a commercial licensing agreement in December 2023 and as a result incurred a $1M liability representing the obligation to repay the licensing fee received by the Company in Q3 2023. The counterparty to the agreement has requested repayment as soon as possible, and the Company has had communications with the counterparty regarding a repayment plan.

The Company has filed and has been awarded five additional US Design and Utility Patents through the date of management's evaluation.

Management's Evaluation

Management has evaluated subsequent events through June 30, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.